June 14, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re: VV Markets LLC

Offering Statement on Form 1-A Post-qualification Amendment No. 11

Filed May 25, 2023

File No. No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated June 9, 2023 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Post-qualification Amendment No. 11 Filed June 9, 2023

The Underlying Assets, page 37

1.Please revise the description of the underlying assets for each series to include the average price per bottle, third-party valuation estimate for the underlying assets, and a detailed description of the market assessment, as it pertains to the specific underlying assets, as you have done in prior offering statements.

The Company has revised the description of the underlying assets for each series to include (i) the average price per bottle for each underlying asset in the series’ collection based on third-party valuation estimates; (ii) a third-party valuation estimate for the underlying assets in each series’ collection as a whole; and (iii) a market assessment description specific to each series’ underlying assets.

General

2.We note the various purchase agreements between VV Markets, LLC and Vinvesto, Inc. that are filed as exhibits. We note that such agreements generally require VV Markets LLC to pay and deliver an agreed upon purchase price to Vinvesto, Inc. Please revise to include the receipt reflecting Vinvesto, Inc.'s purchase of the underlying asset, as you have done in prior offering statements. Additionally, please revise the Use of Proceeds sections for each series offering to note the asset purchase price, as paid by Vinvesto, Inc. to the asset seller. To the extent that the asset purchase price for an underlying asset differs from the price paid by VV Markets LLC to Vinvesto, Inc., please revise to state as much, explain the reason for the difference, and how such difference was accounted for with respect to the sourcing fee.

The Company has revised the “Use of Proceeds” section of the Offering Circular to include, for each series’ collection of assets, the purchase price paid by Vinvesto, Inc. for those assets. The Company notes that, for each series collection of assets, there is no difference between (i) the price paid by Vinvesto, Inc. to acquire those assets from the third-party seller; and (ii) the price paid by the Company to purchase the same assets from Vinvesto, Inc.

The Company does not believe that it is appropriate to file the receipts for the purchase of the assets by Vinvesto, Inc. The receipts represent purchases between Vinvesto, Inc. and third-party asset sellers. As the Company is not party to those transactions, the receipts would not be required as exhibits under Paragraph 6 of Item 17 of the Form 1-A, which states that “[o]nly contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.” Here, at the time of the purchase by Vinvesto, Inc., the Company is not a party, nor will it assume the contract, and further does not have a beneficial interest. Further, at the time of purchase by Vinvesto, Inc., Vinvesto, Inc. is under no obligation to sell the assets to the Company. Instead, the Company only gains the rights to those assets upon entering into an agreement to purchase the assets from Vinvesto, Inc., with each of those contracts having been filed as exhibits as required by Paragraph 6 of Item 17 of the Form 1-A. This is consistent with the established practice by other asset acquisition companies in the collectibles, intellectual property, and real estate spaces. In each of those cases, it is a regular occurrence for the entity’s manager to acquire the property from a third-party, and then sell the property to the issuer entity without including the agreement between the manager and third-party, or even any identification of the third-party.

Further, Paragraph 6 of Item 17 of the Form 1-A provides that contracts that are made in the ordinary course of business need not be filed unless it is between the Company and a named party in the offering statement. It is by this standard that the purchase agreements between the Company and Vinvesto, Inc. are being included. Even if the Company were to be considered a party to the contract between Vinvesto, Inc. and the asset seller, such a contract would merely be one that is part of the ordinary course of business of the Company.

The Company understands the concern regarding fairness of these transactions, and disclosure regarding whether there has been a markup on the price between the time of purchase by Vinvesto, Inc. and the time of the sale to the Company. As such, the Company is providing, as an additional exhibit, a certification by Vinvesto, Inc. regarding the purchase prices it paid to the original asset sellers, which has been filed as Exhibit 99.1 to the Offering Statement.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company